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                             August 17, 2021

       Subash Menon
       Chief Executive Officer
       Bannix Acquisition Corp.
       300 Tice Boulevard; Suite 315
       Woodcliff Lake, New Jersey 07677

                                                        Re: Bannix Acquisition
Corp.
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form S-1
                                                            Filed August 3,
2021
                                                            File No. 333-253324

       Dear Mr. Menon:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Summary
       Private Placements, page 8

   1. We note your revised disclosure in response to prior comment 2. It appears that the
                                                        $3,300,000 aggregate
proceeds for the private placement units includes the conversion of
                                                        Mr. Yezhuvath's
$1,030,000 notes and loans in exchange for 205,000 units as well as the forfeiture of the
$270,000 loan from Mr. Rao with no additional units issued. Please revise your disclosures
throughout regarding your reference to "proceeds" from the private placement to clarify
that the anchor investors have committed to "purchase" 125,000 units for aggregate "cash"
proceeds of $2.0 million; that Mr. Yezhuvath will be "issued"
 Subash Menon
Bannix Acquisition Corp.
August 17, 2021
Page 2
         205,000 in exchange for notes and loans payable; and that Mr. Rao will forfeit his
         $270,000 loan.
The Offering
Private Placement Units, page 14

2. Similarly, you state on page 14 that the 205,000 units that will be issued to Mr. Yezhuvath are for the cancellation of the promissory notes and loans that he and Mr. Rao have made to the company in the aggregate of $1,300,000 (or $1,375,000 if the over-allotment is exercised). Please address the following as it relates to these disclosures:
             Revise to clarify that the 205,000 units will be issued in exchange for the cancellation of $1,030,000 notes and loans to Mr. Yezhuvath and separately discuss the forfeiture of Mr. Rao's $270,000 loan.
             Reconcile your disclosure of the $1,375,000 promissory note and loans to Mr.
              Yezhuvath, if the over-allotment is fully exercised, with your disclosures on page F-
              12 and revise as necessary. In this regard, it appears that the total amount due to Mr.
              Yezhuvath, if the over-allotment is fully exercised, should be $1,330,000.
             Revise your disclosures on page 16 where you indicate that $1.6 million of loans will be converted into private placement units to state that such amount assumes the underwriter's over-allotment is exercised and to also quantify the portion of the amount outstanding (as well as a portion of the available credit) that will be forfeited upon this offering.
Capitalization, page 62

3.       Your pro forma as adjusted common stock assumes 4,045,296 shares are subject to
         redemption; however, the "common stock subject to redemption" line items indicates there are 3,870,926 shares subject to redemption. Please revise this disclosure inconsistency.
Financial Statements
Note 1. Organization and Business Operations, page F-7
FirstName LastNameSubash Menon
4. You disclose that the "sale" of 330,000 private placement units will be at $10.00 per unit.
Comapany    NameBannix
       Please             Acquisitionwith
              revise for consistency  Corp.
                                          the added disclosure on page 8 and
the disclosure
       revisions as requested
August 17, 2021 Page 2        in the above comments
FirstName LastName
 Subash Menon
FirstName LastNameSubash
Bannix Acquisition Corp. Menon
Comapany
August 17, NameBannix
           2021        Acquisition Corp.
August
Page 3 17, 2021 Page 3
FirstName LastName
       You may contact Joyce Sweeney, Senior Staff Accountant, at (202)
551-3449
or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra
Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at
(202) 551-3815 with
any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology